SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TWIN RIVER WORLDWIDE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
90171V204
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Stephen H. Capp
Executive Vice President and Chief Financial Officer
Twin River Worldwide Holdings, Inc.
100 Twin River Road
Lincoln, Rhode Island 02865
(401) 475-8474
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Robert A. Profusek
Andrew M. Levine
Jones Day
250 Vesey Street
New York, New York 10281
(212) 326-3939

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$75,000,000	$9,090

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $75,000,000 in the aggregate of up to 2,542,372 shares of common stock, par value $0.01 per share, at the minimum tender offer price of  $29.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Board Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Board Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Twin River Worldwide Holdings, Inc., a Delaware corporation (“Twin River” or the “Company”), to purchase for cash shares of its common stock, par value $0.01 per share (“Shares”), for an aggregate purchase price of no more than $75 million, at a per Share purchase price of not less than $29.50 nor greater than $33.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase, dated June 25, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1.
Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.
Subject Company Information.

(a) The name of the issuer is Twin River Worldwide Holdings, Inc. The current address of the issuer’s principal executive offices is 100 Twin River Road, Lincoln, Rhode Island 02865. The issuer intends to relocate its principal executive offices to 100 Westminster Street, Providence, Rhode Island 02903. The issuer’s telephone number at that location is (401) 475-8474.
(b) The subject securities are the Company’s Common Stock, par value $0.01 per share, referred to in this Schedule TO as “Shares,” and which are listed and traded on the New York Stock Exchange under the symbol “TRWH.” As of June 24, 2019, there were 41,147,497 Shares issued and outstanding. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Introduction” is incorporated herein by reference.
(c) Information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under the heading “Section 8 — Prices of Shares; Dividends” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a) The Company is the filing person. The business address and telephone number set forth under Item 2(a) above is incorporated herein by reference. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of the Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated by reference.
Item 4.
Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 12 — Effects of the Offer,” “Section 15 — Certain United States Federal Income Tax Consequences” and “Section 16 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Purchase under the headings “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a) and (b) The Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
Item 7.
Source and Amount of Funds or other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(b) Not applicable.
(d) Not applicable.
Item 8.
Interest in Securities of the Subject Company.

(a) and (b) The information set forth under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 17 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10.
Financial Statements.

(a) and (b) Not applicable.
Item 11.
Additional Information.

(a)(1) The information set forth under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(a)(2) The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(3) The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(4) The information set forth under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 13 — Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.
(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12.
Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 25, 2019.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement, published June 25, 2019.
(a)(5)(A)	Press Release issued by the Company on June 25, 2019.
(b)	Not applicable.
(d)(1)	Undertaking of Standard RI Ltd., dated June 24, 2019.
(d)(2)	BLB Worldwide Holdings, Inc. 2010 Stock Option Plan (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(3)	Amendment to 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, effective June 17, 2014 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(4)	Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective July 10, 2013 (incorporated by reference to Exhibit 10.26(a) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(5)	Amendment No. 1 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2014 (incorporated by reference to Exhibit 10.26(b) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(6)	Amendment No. 2 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2015 (incorporated by reference to Exhibit 10.26(c) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(7)	Amendment No. 3 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective September 23, 2015 (incorporated by reference to Exhibit 10.26(d) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(8)	Amendment No. 4 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective January 12, 2017 (incorporated by reference to Exhibit 10.26(e) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(9)	Amendment No. 5 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective March 14, 2018 (incorporated by reference to Exhibit 10.26(f) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(10)	Twin River Worldwide Holdings, Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).

Exhibit Number	Description
(d)(11)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(12)	Form of Restricted Stock United Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(13)	Amended Letter Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and John E. Taylor, Jr. (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(14)	Employment Agreement, effective as of March 29, 2016, by and between Twin River Management Group, Inc. and George Papanier (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(15)	Employment Agreement, effective as of January 1, 2019, by and between Twin River Worldwide Holdings, Inc. and Stephen H. Capp (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(16)	Employment Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(17)	Amendment to Employment Agreement, effective as of December 31, 2018, by and between Twin River Management Group, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(g)	Not applicable.
(h)	Not applicable.
Item 13.
Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
TWIN RIVER WORLDWIDE HOLDINGS, INC.
By:	/s/ Stephen H. Capp Stephen H. Capp Executive Vice President and Chief Financial Officer
Date:	June 25, 2019

INDEX OF EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 25, 2019.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement, published June 25, 2019.
(a)(5)(A)	Press Release issued by the Company on June 25, 2019.
(b)	Not applicable.
(d)(1)	Undertaking of Standard RI Ltd., dated June 24, 2019.
(d)(2)	BLB Worldwide Holdings, Inc. 2010 Stock Option Plan (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(3)	Amendment to 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, effective June 17, 2014 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(4)	Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective July 10, 2013 (incorporated by reference to Exhibit 10.26(a) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(5)	Amendment No. 1 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2014 (incorporated by reference to Exhibit 10.26(b) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(6)	Amendment No. 2 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2015 (incorporated by reference to Exhibit 10.26(c) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(7)	Amendment No. 3 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective September 23, 2015 (incorporated by reference to Exhibit 10.26(d) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(8)	Amendment No. 4 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective January 12, 2017 (incorporated by reference to Exhibit 10.26(e) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(9)	Amendment No. 5 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective March 14, 2018 (incorporated by reference to Exhibit 10.26(f) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(10)	Twin River Worldwide Holdings, Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(11)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(12)	Form of Restricted Stock United Award Agreement (Performance-Based) (incorporated by

Exhibit Number	Description
reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(13)	Amended Letter Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and John E. Taylor, Jr. (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(14)	Employment Agreement, effective as of March 29, 2016, by and between Twin River Management Group, Inc. and George Papanier (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(15)	Employment Agreement, effective as of January 1, 2019, by and between Twin River Worldwide Holdings, Inc. and Stephen H. Capp (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(16)	Employment Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(d)(17)	Amendment to Employment Agreement, effective as of December 31, 2018, by and between Twin River Management Group, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
(g)	Not applicable.
(h)	Not applicable.